NorthWest Indiana
BANCORP	9204 Columbia Avenue, Munster, Indiana 46321 / (219) 836-9690

November 12, 2009
Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Benjamin Phippen
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	NorthWest Indiana Bancorp
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-26128

Dear Mr. Phippen:

Reference is made to that certain letter dated November 6, 2009 (the “Response Letter”) from NorthWest Indiana Bancorp (the “Bancorp”) to your attention responding to the Staff’s comments set forth in your letter dated October 20, 2009 regarding the above-referenced filings.  On behalf of the Bancorp, below are the Bancorp’s supplemental responses to the additional questions posed by the Staff regarding the Response Letter during the conference call conducted on November 10, 2009 between representatives of the Staff, the Bancorp, the Bancorp’s legal counsel, Barnes & Thornburg LLP, and the Bancorp’s independent auditors, Plante & Moran, PLLC.  For your convenience, I have summarized and reproduced the Staff’s questions and requests for information in bold below followed by the responses in regular type.

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1.           Please provide additional disclosure regarding the assumptions the Bancorp used at September 30, 2009 in its other-than-temporary impairment model and methodology for its pooled trust preferred securities, using the specific collateral underlying each security as the basis for such assumptions.  To the extent deemed material, provide enhanced disclosure regarding these assumptions and methodology in future filings, beginning with the Bancorp’s September 30, 2009 Form 10-Q.

Response: In response to the Staff’s comments and request for information, the Bancorp is supplementally providing the requested information under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

Benjamin Phippen
Securities and Exchange Commission
November 12, 2009

2.           Please provide a revised description regarding how excess subordination is calculated, and provide such disclosure in future filings, beginning with the Bancorp’s September 30, 2009 Form 10-Q.

Response: In response to the Staff’s comments and request for information, the Bancorp is supplementally providing the requested information under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

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We appreciate your review of the above responses.  Should you have additional comments or questions, please contact me at 219-836-4400.

Sincerely,

/s/ Robert T. Lowry

Robert T. Lowry
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David A. Bochnowski
Claudia V. Swhier, Esq.
David P. Hooper, Esq.